Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

          The table below sets forth the ratio of earnings to fixed charges on a consolidated basis of Norfolk Southern Corporation (the “Company,” “NS,” “we,” “us,” or “our”) for each of the time periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make required interest payments on our debt.

	Three Months
	Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	($ in millions)
Earnings:
Income from continuing operations before income
taxes as reported	$476	$420	$2,237	$2,230	$1,697	$1,289	$586
Add (subtract):
Total interest expenses (as detailed below)	124	136	520	548	552	567	609
Amortization of capitalized interest	2	1	6	5	5	5	5
Income of partially owned entities(1)	(10)	(8)	(57)	(48)	(61)	(58)	46
Total earnings	$592	$549	$2,706	$2,735	$2,193	$1,803	$1,246

Fixed charges:
Interest expense on debt	$109	$115	$441	$476	$494	$489	$497
Interest expense on unrecognized tax benefit (FIN 48)	3	3	12	--	--	--	--
Other interest expense	1	5	15	17	6	18	5
Calculated interest portion of rent expense	11	13	52	55	52	45	39
NS' share of Conrail interest	--	--	--	--	--	15	68
Total interest expenses	124	136	520	548	552	567	609
Capitalized interest	4	3	14	13	11	10	12
Total fixed charges	$128	$139	$534	$561	$563	$577	$621
Ratio of Earnings to Fixed Charges	4.63x	3.95x	5.07x	4.88x	3.90x	3.12x	2.01x

(1)	Includes: (a) the distributed income of equity investees, net of equity earnings included in income from continuing operations before income taxes as reported and the minority income of consolidated entities which have fixed charges; and, for the periods before NS, CSX and Conrail completed a reorganization of Conrail, or the Conrail Corporate Reorganization, (b) our share of Conrail's income before income taxes, net of equity in earnings of Conrail included in our income from continuing operations before taxes as reported.

The computations do not include $0.3 million of interest expense related to $7.8 million of debt guaranteed for a less than 50% owned entity.